CHALLENGER MINERALS LTD.

FINANCIAL STATEMENTS

November 30, 2001


02002953

CHALLENGER MINERALS LTD.
BALANCE SHEET AS AT NOVEMBER 30, 2001
(UNAUDITED)

	2001	2000
ASSETS		
CURRENT		
Cash	$ 1,190	$ 1,351
Accounts receivable	81	407
	1,271	1,758
CAPITAL ASSETS,at cost net of accumulated amortization of $15,487 (2000 - $14,764)	2,013	2,735
MINERAL PROPERTIES (Note 3)	1	61,600
DEFERRED EXPLORATION (Note 3)	1	366,851
	$ 3,286	$ 432,944
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 119,380	$ 149,340
Due to related parties (Note 6)	453,918	286,996
Loans from related parties (Note 4)	83,066	75,500
	656,364	511,836
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	2,374,701	2,374,701
DEFICIT	(3,027,779)	(2,436,593)
	(653,078)	(78,892)
	$ 3,286	$ 432,944

APPROVED BY THE DIRECTORS:

"Gary Oakley"

"Guay Keow Lee"

CHALLENGER MINERALS LTD.
STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001
(UNAUDITED)

	2001	2000
REVENUE	$ -	$ -
EXPENSES		
Amortization	141	194
Filing fees	-	2,535
Interest and bank charges	13,526	11,272
Management fees	7,500	7,500
	-	
Office, rent and administration	7,423	7,763
Professional fees	-	1,302
Transfer agent	549	375
Travel and promotion	3,270	1,870
	32,409	32,811
Mineral property and deferred Deferred exploration costs written down	8,737	-
NET LOSS FOR THE PERIOD	(23,672)	(32,811)
DEFICIT, BEGINNING OF PERIOD	(3,004,107)	(2,420,782)
DEFICIT, END OF PERIOD	$ (3,027,779)	$ (2,453,593)

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001
(UNAUDITED)

	2001	2000
OPERATING ACTIVITIES		
Net loss for the period	$ (23,672)	$ (32,811)
Items not involving cash:		
Amortization	141	194
	(23,531)	(32,617)
Cash provided (used) by net changes in non-cash working capital items	(8,586)	(16,049)
	(32,117)	(48,666)
FINANCING ACTIVITIES		
Loan from a director	397	4,000
Due to related parties	31,690	27,810
	32,087	31,810
INCREASE (DECREASE) IN CASH	(30)	(704)
CASH, BEGINNING OF PERIOD	1,220	2,051
CASH, END OF PERIOD	$ 1,190	$ 1,347

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.
NOTES TO FINANCIAL STATEMENTS
November 30, 2001
(UNAUDITED)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of 655,093 at November 30,2001 and accumulated losses of $3,027,779. Its ability to continue as a going concern is dependent upon the continued support from related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing to complete the development, and upon future profitable operations or proceeds from disposition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the following significant accounting policies:

a) Exploration Costs

Explorations costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

Even though the mineral properties and deferred exploration costs had each been written down to nominal value of $1, they do not necessarily reflect present or future values as they are entirely dependent upon the economic recovery of future reserves.

b) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred

c) Loss per Share

Loss per share is not presented as this information is not considered meaningful at the Company's current stage of operations

d) Amortization

Capital assets are recorded at cost. Annual rates of amortization are as follows:

Computer	-	30% declining balance
Equipment	-	20% declining balance

Capital assets are amortized at one-half of the annual rate in the year of acquisition.

e) Financial Instruments

The fair values of the Company's cash, accounts receivable and accounts payable, approximate their carrying value because of the immediate or short-term to maturity of these financial instruments.

3. MINERAL PROPERTIES

	2001	2000
Acquisition Costs:		
Tafogo Property	$ 1	$ 61,600
Deferred Exploration:		
Tafogo Property	$ 1	$ 366,851

Tafogo Property

Pursuant to a letter agreement dated May 16, 1994 with Incanore Resources Limited (the Licencee), the Company was granted a mineral exploration licence in Burkina Faso, West Africa, consisting of 469 sq. kilometers. Under the terms of the licence the Company will earn a 100% interest in the property, subject to a 40% back-in option by the Licencee. The Company has agreed to spend $500,000 on exploration.

Pursuant to a letter agreement dated May 22, 1996 the Company acquired the 40% back-in option on the Tafogo Property. As consideration, the Company issued 100,000 common shares to the licencee. The property is subject to a carried 10% interest in any future mining development of Burkina Faso.

The mineral properties and deferred exploration costs had each been written down to nominal value of $1.

4. LOANS FROM RELATED PARTIES

The loans, obtained from a director, and a company controlled by the director are unsecured and are repayable on demand, with interest compounded monthly at 10% per annum.

5. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b)

Issued and Fully Paid	Number of Shares	Amount
Balance, November 30, 2001	8,792,645	$2,374,701

c) Shares Held in Escrow

As at November 30, 2001, 46,875 (2000 - 46,875) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Stock Options

As at November 30, 2001, the following director and employee stock option was outstanding:

Number of Shares	Exercise Price	Expiry Date
250,000	$ 0.15	March 18, 2003

e) Shares for Debts

On March 26,2001, the Canadian Venture Exchange approved the proposed issuance of 3,131,382 shares at a deemed price of $0.10 per share, to settle outstanding debts of $313,382. The shares were issued on December 7, 2001, subsequent to this financial report.

6. RELATED PARTY TRANSACTIONS

- During the During the period the Company accrued $7,500 (2000 - $7,500) to a director for management services.

- During the period the Company accrued $7,500 (2000 - $7,500) to a director for office rent and administration

- During the period the Company accrued $11,431 (2000 - $7,661) interest on loans and outstanding accounts due to a director, and to companies controlled by the director, and to a related person.

- During the period the Company accrued $3,270 (2000-$2,002) for travelling allowance to a director.

- During the period the Company accrued $732 (2000-$1,302) for accounting and secretarial fees to a company controlled by a director.

- The amount due to related parties are unsecured with no fixed terms of repayment. Interest at 10% per annum, compounded monthly, is accrued on all outstanding accounts due to related parties, with the exception of an amount of $47,719 (2000-$29,077), as at November 30, 2001, which is at 18% per annum.

7. LOSSES CARRIED FORWARD

For year ended August 31, 2001, the Company has approximately $1,125,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2002	$ 138,000
2003	214,000
2004	217,000
2005	149,000
2006	117,000
2007	136,000
2008	154,000
	$1,125,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,414,526 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures.

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Schedule C - Management Discussion

Due to the current market conditions, the Company did not undertake any new exploration projects. However, the Company is actively examining new business ventures and considering other business transactions on a reverse take-over basis. Management is hopeful that a new direction for the company will come to fruition in the near future.

During the quarter ended November 30th, 2001, the total expenditures incurred, were $32,409, and these were for Company maintenance and administration. Subsequent to this financial report, on December 7, 2001, the company completed the shares for debt transactions with the issuance of 3,131,382 shares at a deemed price of $0.10 per share, to settle outstanding debts of $313,338.23.

Due to the low level of activity, it would not be beneficial to engage an investor relation's person at this stage. Accordingly, no investor relation's arrangement or contract has yet been negotiated for 2002.

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BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: __X__ Schedule A
____ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Challenger Minerals Ltd.
ISSUER'S ADDRESS	PO Box 1968 Whitehall Estates Grand Cayman Cayman Islands B.W.I.
ISSUER TELEPHONE NUMBER	(345) 949-2700
CONTACT PERSON	Gary Oakley
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(345) 949-2700
FOR QUARTER ENDED	November 30, 2001
DATE OF REPORT	January 03, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"GaryOakley" "2002/01/03"
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

"Guay Keow Lee" "2002/01/03"

NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

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